UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D-A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Reading International, Inc.

(Name of Issuer)

(Exact Name of Issuer as Specified in its Charter)

Class B Voting Common Stock

(Title of Class of Securities)

755408200

(CUSIP Number)

Estate of James J. Cotter, Sr.

Margaret Cotter

Ellen Cotter

5995 Sepulveda Blvd

Suite 300

Culver City, CA 90230

(213) 235-2240

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS

Estate of James J. Cotter, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
427,808

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
427,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.5% (2)

14	TYPE OF REPORTING PERSON
OO - Estate

(1)

The Estate of James J. Cotter, Sr. (the “Estate”), Ms. Margaret Cotter and Ms. Ellen Cotter are members of a group for purposes of this Schedule 13D/A. The James J. Cotter Living Trust (the “Trust”) is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust is filing a report on Schedule 13D/A separately from the other members of the group.

AMERICAS 93568990

(2)

Based upon 1,680,590 shares of Class B voting common stock, $0.01 par value per share (the “Voting Stock”), outstanding as of November 8, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS

Margaret Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,100

	8	SHARED VOTING POWER
1,123,888 (3)

	9	SOLE DISPOSITIVE POWER
35,100

	10	SHARED DISPOSITIVE POWER
1,123,888 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,158,988 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.0% (2)(3)

14	TYPE OF REPORTING PERSON
IN

AMERICAS 93568990

(1)

The Estate, Margaret Cotter and Ellen Cotter are members of a group for purposes of this Schedule 13D/A. The Trust is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust is filing a report on Schedule 13D/A separately from the other members of the group.

(2)

Based upon 1,680,590 shares of Voting Stock outstanding as of November 8, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

(3)	Includes 427,808 shares of Voting Stock beneficially owned by the Estate and 696,080 shares of Voting Stock beneficially owned by the Trust. See Item 5.

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS

Ellen Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒ (1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000

	8	SHARED VOTING POWER
1,123,888 (3)

	9	SOLE DISPOSITIVE POWER
50,000

	10	SHARED DISPOSITIVE POWER
1,123,888 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,173,888 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

AMERICAS 93568990

69.8% (2)(3)

14	TYPE OF REPORTING PERSON
IN

(1)

The Estate, Margaret Cotter and Ellen Cotter are members of a group for purposes of this Schedule 13D/A. The Trust is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust is filing a report on Schedule 13D/A separately from the other members of the group.

(2)

Based upon 1,680,590 shares of Voting Stock outstanding as of November 8, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

(3)	Includes 427,808 shares of Voting Stock beneficially owned by the Estate and 696,080 shares of Voting Stock beneficially owned by the Trust. See Item 5.

AMERICAS 93568990

EXPLANATORY NOTE

This Amendment No. 2 is being filed jointly by the Estate of James J. Cotter, Sr. (the “Estate”), Ms. Ellen Cotter and Ms. Margaret Cotter (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to Class B voting common stock, $0.01 par value per share (the “Voting Stock”), of Reading International, Inc., a Nevada corporation (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D (the “Initial Schedule 13D”) filed on October 9, 2015, as amended by Amendment No. 1 to the Initial Schedule 13D filed on October 18, 2017 (as amended, this “Schedule 13D/A”). Except as specifically amended by this Amendment No. 2, all previous Items are unchanged.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by inserting the following at the end thereof:

On February 11, 2022, a settlement in principle (the “Settlement in Principle”) was reached that would settle all the outstanding litigation matters, which have been ongoing since 2015, in various courts in California and Nevada in disputes between Ellen Cotter and Margaret Cotter, on one side, and James J. Cotter, Jr., on the other side, as well as matters involving a guardian ad litem (the “GAL”) appointed in 2017 by the Superior Court for the State of California (the “Superior Court”) to represent the interests of the grandchildren of James J. Cotter, Sr. (who currently consist of the two children of Margaret Cotter and the three children of James J. Cotter, Jr.) in certain matters.  The Settlement in Principle resolves matters amongst such parties, including, without limitation, matters pending before the Superior Court and the Court of Appeal of the State of California, Second Appellate District, Division Seven.

The Settlement in Principle is subject to execution of definitive documentation and, because such matters involve minor beneficiaries, subject to approval by the Superior Court.  The Settlement in Principle is expected to result in the ongoing control of the Company by the immediate family of James J. Cotter, Sr. because the Settlement in Principle provides that Ellen Cotter and Margaret Cotter (in a capacity to be decided later) will acquire the shares of the Voting Stock designated by the terms of the Trust for the children of James J. Cotter, Jr., which if such Voting Stock could be, and were to be, distributed today would represent 674,332 shares of Voting Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated with the following:

(a) The Estate beneficially owns 427,808 shares of the Voting Stock, representing 25.5% of the outstanding Voting Stock of the Issuer. Because Ms. Ellen Cotter and Ms. Margaret Cotter serve as co-executors of the Estate, they may be deemed to share indirect beneficial ownership of such 427,808 shares of the Voting Stock directly beneficially owned by the Estate.

Ms. Ellen Cotter continues in her role as President and Chief Executive Officer of the Company and Vice-Chair of its board of directors.  Ms. Margaret Cotter continues in her role as Executive Vice President – Real Estate Management and Development of the Company and Chair of its board of directors.

Ms. Ellen Cotter beneficially owns 1,173,888 shares of the Voting Stock, representing 69.8% of the outstanding Voting Stock of the Issuer. The Voting Stock beneficially owned by Ms. Ellen Cotter consists of (i) 50,000 shares of the Voting Stock held directly by her, (ii) 427,808 shares of Voting Stock beneficially owned by the Estate and (iii) 696,080 shares of Voting Stock beneficially owned by the Trust. By virtue of her position as co-executor of the Estate and co-trustee of the Trust, Ms. Ellen Cotter may be deemed to beneficially own the securities beneficially owned by the Estate and the Trust, respectively.

Ms. Margaret Cotter beneficially owns 1,158,988 shares of the Voting Stock, representing 69.0% of the outstanding Voting Stock of the Issuer. The Voting Stock beneficially owned by Ms. Margaret Cotter consists of (i) 35,100 shares of the Voting Stock held directly by her, (ii) 427,808 shares of Voting Stock beneficially owned by the Estate, and (iii) 696,080 shares of Voting Stock beneficially owned by the Trust. By virtue of her position as co-executor of the Estate and co-trustee of the Trust, Ms. Margaret Cotter may be deemed to beneficially own the securities beneficially owned by the Estate and the Trust, respectively.

The Estate also directly beneficially owns 326,800 shares of the Non-Voting Stock, representing 1.6% of outstanding Non-Voting Stock of the Issuer.

The Trust also directly beneficially owns 1,375,399 shares of the Non-Voting Stock, representing 6.79%  of

AMERICAS 93568990

outstanding Non-Voting Stock of the Issuer.

As of the date hereof, (1) Ms. Ellen Cotter also directly beneficially owns 951,841 shares of the Non-Voting Stock (which amount includes 797,103 shares of the Non-Voting Stock held directly and currently exercisable options to acquire an additional 154,738 shares of the Non-Voting Stock), representing 4.70% of outstanding Non-Voting Stock of the Issuer, and (2) Ms. Margaret Cotter also directly beneficially owns 807,467 shares of the Non-Voting Stock (which amount includes 764,897 shares of the Non-Voting Stock held directly and currently exercisable options to acquire an additional 42,570 shares of the Non-Voting Stock), representing 3.99% of outstanding Non-Voting Stock of the Issuer. All grants were made under the Company’s 2010 Stock Incentive Plan and the 2020 Stock Incentive Plan.

Ms. Margaret Cotter also serves as the sole Trustee of the James J. Cotter Education Trust #1, of which her children are the sole beneficiaries, and which holds 84,956 shares of the Non-Voting Stock, representing 0.42% of outstanding Non-Voting Stock of the Issuer.   Ms. Ellen Cotter and Ms. Margaret Cotter also serve as co-trustees of the James J. Cotter Foundation, which holds 102,751 shares of the Non-Voting Stock, representing 0.5% of outstanding Non-Voting Stock of the Issuer.

The percentages reported in this Item 5 are based upon 1,680,590 shares of the Voting Stock outstanding as of November 8, 2021 and 20,128,815 shares of the Non-Voting Stock outstanding as of November 8, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons. The Trust has separately filed a Schedule 13D amendment on the date hereof.

(c) Except as described herein or on the Schedule 13D filed by the Trust, none of the Reporting Persons or the Trust has acquired, or disposed of, any shares of the Voting Stock of the Issuer during the past 60 days.

(d) No persons other than the Reporting Persons and the beneficiaries of the Trust have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D/A relates.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information previously provided in response to Item 6 is hereby amended and supplemented by inserting the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D/A is incorporated herein by reference.

AMERICAS 93568990

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

ESTATE OF JAMES J. COTTER, SR.

By:	/s/ Ellen Cotter
Name: Ellen Cotter
Title: Co-Executor

By:	/s/ Margaret Cotter
Name: Margaret Cotter
Title: Co-Executor

MARGARET COTTER

By:	/s/ Margaret Cotter
Name: Margaret Cotter

ELLEN COTTER

By:	/s/ Ellen Cotter
Name: Ellen Cotter